July 16, 2010

Mrs. Aamira Chaudhry
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C 20549-3561

Dear Ms. Chaudhry:

This will confirm our telephone conversation on July 15, 2010 concerning your letter of July 14, 2010 with comments on the O’Charley’s Inc. Form 10-K for the Fiscal Year Ended December 27, 2009 (File No. 000-18629) as well as the Schedule 14A.  In that conversation, you agreed to extend the time for us to file our response to that letter to September 3, 2010.  We appreciate your accommodation to our timing request.

Sincerely,

Lawrence E. Hyatt
Chief Financial Officer, Secretary and Treasurer
O’Charley’s Inc.